Exhibit 99.1

December 13, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Cheer Holding, Inc.
CIK Number: 0001738758

Dear Sir or Madam:

We have read Form 6-K dated December 13, 2024 of Cheer Holding, Inc. (“the Registrant”) and are in agreement with the statements contained therein as it pertains to our firm. We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

/s/ Assentsure PAC.
Singapore, Singapore